UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-43336

Einride AB

(Translation of registrant’s name into English)

Stadsgården 6

116 45 Stockholm

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Einride AB (the “Company”) is furnishing under the cover of Form 6-K the following:

Master Loan and Security Agreement

On August 15, 2026, Einride Logistics Inc. (the “Borrower”), a U.S. subsidiary of the Company, entered into a Master Loan and Security Agreement (the “Loan Agreement”) with Atel Growth Capital, as lender, which was acknowledged by the Company and Einride US Inc. (“Einride US”), another U.S. subsidiary of the Company, as guarantors.

Under the Loan Agreement, the Borrower may borrow up to $25 million in one or more tranches under an equipment financing facility, subject to the availability of collateral sufficient to support the loan. The maturity date of each tranche is 42 months following its advance date. The monthly basic loan payment is based on a Loan Rate Factor (as defined in the Loan Agreement) of 2.9867% which equates to $29.867 for each full $1,000 of funds advanced. The first and last basic loan payments and a facility fee equal to 0.75% of the amount advanced is due on the first day of the calendar month following the applicable advance date.

The Borrower’s obligations under the Loan Agreement are guaranteed by the Company and Einride US and are secured by the semi tractor trailers financed under the Loan Agreement, including certain vehicles owned by Einride Inc., a US subsidiary of the Company. The Loan Agreement also contains certain customary negative and affirmative covenants related to the collateral.

The foregoing description of the Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Incorporation by Reference

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-297887), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Master Loan and Security Agreement, dated August 15, 2026, by and among Einride Logistics Inc., as borrower, Atel Growth Capital, as lender, and Einride AB and Einride US Inc., as guarantors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EINRIDE AB
Date: August 25, 2026
	By:	/s/ Viveka Linander Waldenor
	Name:	Viveka Linander Waldenor
	Title:	General Counsel